SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File No. 000-14719

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

(Full title of the plan)

SKYWEST, INC.

444 South River Road

St. George, Utah 84790

(Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive office)

SkyWest, Inc.

Employees’ Retirement Plan

Financial Statements and Supplemental Schedule

As of December 31, 2008 and 2007

and for the year ended December 31, 2008

with Report of Independent Registered Public Accounting Firm

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

*Other supplementary schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

SkyWest, Inc. Employees’ Retirement Plan

We have audited the accompanying statements of assets available for benefits of the SkyWest, Inc. Employees’ Retirement Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the SkyWest, Inc. Employees’ Retirement Plan as of December 31, 2008 and 2007, and the changes in assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits of the financial statements were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC

Salt Lake City, Utah

June 25, 2009

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Statements of Assets Available for Benefits

	December 31,
	2008	2007

Assets:
Investments, at fair value	$164,997,513	$228,540,341
Assets available for benefits, at fair value	164,997,513	228,540,341
Adjustment from fair value to contract value for fully benefit-responsive investment contract	1,205,089	48,026
Assets available for benefits	$166,202,602	$228,588,367

See accompanying notes to financial statements.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2008

Additions - contributions:
Participants	$18,706,081
Employer	8,677,462
Total contributions	27,383,543

Investment income (loss):
Interest and dividends	5,620,461
Net depreciation in fair value of investments	(79,800,319)
Total investment loss	(74,179,858)

Deductions:
Distributions to participants	15,547,006
Administrative expenses	42,444
Total deductions	15,589,450

Net decrease in assets available for benefits	(62,385,765)
Assets available for benefits:
Beginning of the year	228,588,367

End of year	$166,202,602

See accompanying notes to financial statements

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Notes to Financial Statements

(1)                                 Plan Description

The following description of the SkyWest, Inc. Employees’ Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

(a)                                 Participation

SkyWest, Inc. (the “Company”, “Plan Sponsor” or “Employer”) adopted the Plan, effective April 1, 1977.  The Plan is a defined contribution plan and is intended to be a qualified retirement plan under Section 401(a) of the Internal Revenue Code (“IRC”) of 1986 as amended.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan has been amended at various times.

The Plan was established to provide employees with an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees’ dependents and beneficiaries.

(b)                                 Eligibility

Employees who have completed 90 days of service are eligible to participate in the Plan.  Participation is available to all employees of the Company and its affiliates.  An eligible employee, who has enrolled, shall become a participant on the first day of the month coinciding with or following the date that the employee meets the eligibility requirements.  Employees must affirmatively elect to participate in the Plan.

(c)                                  Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, and an allocation of investment earnings, and is charged with withdrawals and an allocation of investment losses and expenses.  The allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)                                 Contributions

Participants elect both the amount of salary reduction contributions and the allocation of the salary reduction contributions among the various investment alternatives within the Plan.  Annual salary reduction contributions cannot exceed the lesser of 100% of the participant’s eligible compensation or the maximum amount allowable under the IRC, which was $15,500 during 2008 ($20,500 for participants age 50 and older).

Employees are eligible for the Company match when they have completed one year of service and have enrolled in the Plan.  Employees must be making contributions to the Plan in order to receive the employer match.  During 2008, the Company matched 100% of each eligible participant’s salary reduction contribution up to levels ranging from 2% to 6% of compensation, based on years of service.  Matching contributions are not available to highly compensated employees.  Additionally, each year the Company may make a discretionary contribution based on its earnings.  An employee is eligible to participate in the discretionary contribution program when he or she has completed two years of service and is 18 years of age or older.  The Company did not make a discretionary contribution in 2008.  Company discretionary contributions have been allocated based on the participants’ eligible compensation.

(e)                                  Participant-Directed Options for Investments

Participants direct the investment of their contributions and the Company matching contributions into various investments offered by the Plan.  Investment options include mutual funds, a common/collective trust fund, and SkyWest, Inc. common stock.  Participants may change their election or transfer monies between funds at any time.

Participants with common stock of SkyWest, Inc. in their accounts may direct the sale of the stock and the investment of the resulting monies into other investments offered by the Plan.

(f)                                    Vesting and Payment of Benefits

Participants are immediately vested 100% in their account balances.  Benefits are normally paid at retirement, disability, death, or other termination.  Benefit distributions may be made in a single lump sum payment, installments, or an annuity.  Participants may withdraw funds from the Plan while actively employed subject to specific restrictions set forth in the Plan agreement.

(g)                                 Participant Loans Receivable

The Plan agreement provides for loans to be made to participants and beneficiaries.  The loans must bear a reasonable rate of interest, have specific repayment terms and be adequately secured.  Under no circumstances can the amount of the loan exceed the lesser of $50,000 or 50% of the participant’s vested account balance.

(h)                                 Custodian and Record Keeper

Wells Fargo Institutional Trust Services provides the record keeping and custodial services for the Plan.  Wells Fargo Institutional Trust Services is also a directed trustee of the Plan.

(i)                                    Parties-in-Interest

The Company and Wells Fargo Institutional Trust Services (“Wells Fargo”) are considered Parties-in-interest to the Plan.  The Company’s common stock and Wells Fargo managed mutual funds are investment options in the Plan.

(2)                                 Summary of Significant Accounting Policies

(a)                                 Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

As described in Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the statement of assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in assets available for benefits is prepared on a contract value basis.

(b)                                 Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in assets available for benefits during the reporting period.  Actual results could differ from these estimates.

(c)                                  Risks and Uncertainties

The Plan provides for investments in securities that are exposed to various risks, such as interest rate, currency exchange rate, credit and overall market fluctuation.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

During 2008 and as of the date of the accompanying independent auditors’ report, the world’s economic and financial markets have experienced significant instability and illiquidity.  These developments have impacted the fair values of many of the Plan’s investments.

(d)                                 Investment Valuation and Income Recognition

The Plan provides for investments in certain investment securities.  These securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the accompanying statements of assets available for benefits.

Mutual funds are valued at quoted market prices, which represent the net asset values of units held by the Plan at year-end.  The Company’s common stock is valued at the last reported sales price on the last business day of the Plan year.  Loans receivable from participants are valued at face value, which approximates the future principal and interest payments discounted at prevailing interest rates for similar instruments.  Unrealized appreciation or depreciation caused by fluctuations in the market value of investments is recognized in the statement of changes in assets available for benefits.  Dividends and interest are reinvested as earned.  Purchases and sales of investments are recorded on a trade-date basis.

The Plan invests in common/collective trusts, which primarily hold investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements.  Accordingly, the Plan’s investment in units of the common/collective trusts are presented at fair value in the Statements of Assets Available for Benefits, with an adjustment to its contract value separately disclosed as provided in the FSP.  The common/collective trusts reported fair values are determined as the sum of (a) the fair value of the investments in guaranteed insurance contracts and security-backed investment contracts that are wrapped by an insurance company, bank or other financial institution (collectively, the “Investment Contracts”), as determined by that fund’s trustee and (b) the fair value of that fund’s investments in externally managed collective investment funds as determined by those funds’ trustees.  The contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.   Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA).  The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract a value with participants, is probable.

(e)                                  Distributions to Participants

Distributions to participants are recorded when paid.

(f)                                    Expenses

The Plan pays substantially all administrative expenses of the Plan, other than legal fees, which are paid by the Plan Sponsor.

(g)                                 Interest and Dividend Income

Interest income is recorded as earned on the accrual basis.  Dividend income is recorded on the ex-dividend date.

(h)                                 Termination of Plan

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of the Plan and ERISA.  If the Plan is terminated, the participants have a non-forfeitable interest in their accounts.

(i)                                    New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (“SFAS No. 157”).  SFAS No. 157 is effective for financial statements for fiscal years beginning after November 15, 2007.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. The plan sponsor has adopted the provisions of SFAS No. 157 effective January 1, 2008.  A summary of the fair value hierarchy under SFAS No. 157 is described below.

Various inputs are used in determining the value of the Plan’s investments.  These inputs are summarized in the three broad levels listed below:

Level 1 — Valuation in based upon quoted prices in active markets for identical securities.

Level 2 - Valuation is based upon other significant observable inputs that reflect the assumptions market participants would use in pricing the asset developed on market data obtained from sources independent of the Plan.

Level 3 - Valuation is based upon unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing the asset developed, based on the best information available.

The inputs or methodology used by valuing securities are not necessarily an indication of the risk associated with investing in those securities.

In April 2009, the FASB released Staff Position Statement of Financial Accounting Standards No. 157-4, Determining Whether a Market Is Not Active and a Transaction Is Not Distressed (“SFAS 157-4”).  SFAS 157-4 provides additional guidance in determining whether a market for a financial asset is not active and a transaction is not distressed for fair value measurement purposes as defined in SFAS No. 157, Fair Value Measurements.  SFAS 157-4 is effective for interim periods ending after June 15, 2009, but early adoption is permitted for interim periods ending after March 15, 2009.  The Plan Sponsor plans to adopt the provisions of SFAS 157-4 December 31, 2009, but does not believe this guidance will have a significant impact on the Plan’s financial statements.

(3)         Transactions with Parties-in-Interest

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA.  The Plan held 209,663 and 179,120 shares of SkyWest, Inc. common stock with a fair value of $3,899,723 and $4,045,536 as of December 31, 2008 and 2007, respectively.

Certain Plan investments include mutual funds and a common/collective trust fund managed by Wells Fargo, who is also the Plan trustee, and therefore a party-in-interest.  While transactions involving Plan assets with a party-in-interest are usually prohibited, these transactions are exempt under ERISA Section 408(b)(8).

Loans to Plan participants totaling $8,226,290 and $7,339,899 as of December 31, 2008 and 2007, respectively, are also considered party-in-interest transactions.

(4)                                Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 10, 2007, stating that the Plan is designed in accordance with applicable sections of the IRC and, therefore, the related trust is exempt from taxation.  As of December 31, 2008, the Plan was required to make certain corrective distributions in order to remain qualified under IRC 401(a).  Subsequent to December 31, 2008, the Plan made the corrective distributions in accordance with the IRS regulations.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is exempt.

(5)                                Investments

During 2008, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Common stock	$(1,085,381)
Mutual funds	(78,714,938)
$(79,800,319)

The fair values of individual investments that represent 5 percent or more of the Plan’s assets are as follows:

	December 31,
	2008	2007

Wells Fargo Stable Return	$21,532,444	$16,008,809

Janus Overseas Fund	15,613,323	36,090,694

Vanguard Admiral Intermediate - Term Treasury Fund	9,991,451	*

Neuberger Berman Genesis Fund	9,567,557	13,798,941

Aggressive Portfolio	*	17,624,070

Very Aggressive Portfolio	*	12,742,189

Wells Fargo Advantage Growth	*	12,272,421

Merrill Lynch BlackRock	*	11,653,570

*                    Amount was not greater than 5% of the Plan’s assets for the respective year.

(6)                                Fair Value Measurement

As of December 31, 2008, the Plan held certain assets that are required to be measured at fair value on a recurring basis.  Assets measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements as of December 31, 2008
	Total	Level 1	Level 2	Level 3
Mutual Funds	$131,339	$131,339	$—	$—
Common Stock	3,900	3,900	—	—
Common/Collective Trust	21,532	—	21,532	—
Participant Loans	8,226	—	—	8,226
Total	$164,997	$135,239	$21,532	$8,226

Common/collective trust assets consist of investments in fully benefit-responsive insurance contracts for which the Plan can make withdrawals at contract value for benefit-responsive requirements. The Plan uses the Wells Fargo Stable Return Fund for these investments. This fund also classifies the common/collective trust assets as Level 2.

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Year ended December 31, 2008
Participant Loans
Balances, beginning of year	$7,339,899
Issuances and payments, net	886,391
Balance, end of year	$8,226,290

(7)                                Plan Amendments

During 2008, the Plan was amended to change the definition of “Compensation” and “415 Compensation” to comply with recent changes to the Internal Revenue Code Section 415 and to amend certain rollover provisions for non-spousal beneficiaries.

(8)                                Reconciliation of Financial Statements to Form 5500

The following differences between the financial statements and the Form 5500 are due to the adjustment from fair value to contract value of the Wells Fargo Stable Return Fund, a fully benefit-responsive investment contract.

Assets available for benefits as presented in the financial statements	$166,202,602

Adjustment from contract value to fair value for fully benefit-responsive investment contract	(1,205,089)

Assets available for benefits as presented in Form 5500	$164,997,513

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN
EIN 87-0292166, Plan 001

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) CurrentValue	Number of Units

*	Wells Fargo	Wells Fargo Stable Return	$21,532,4444	525,707

	Janus Capital Corp.	Janus Overseas Fund	15,613,3234	647,856

	The Vanguard Group	Vanguard Admiral Intermediate-Term Treasury Fund	9,991,451	825,740

	Neuberger & Berman Management, Inc.	Neuberger Berman Genesis Fund	9,567,557	307,737

	Merrill Lynch	Merrill Lynch BlackRock	7,117,877	861,728

*	Wells Fargo	Wells Fargo Advantage Growth	6,319,792	612,977

	Oakmark	Oakmark Equity and Income	6,224,578	288,710

	Pimco Total Return Administrative Shares	Total Return Administrative Shares	4,881,185	481,379

	Harris Associates LP	Oakmark Select Fund	4,705,462	294,459

*	SkyWest, Inc.	SkyWest, Inc. Common Stock	3,899,723	209,663

	Davis	Davis NY Venture	3,897,272	164,999

*	Wells Fargo	Wells Fargo Advantage Small Cap Value	3,862,906	212,832

	Fidelity Investments Institutional Services Co.	Equity Income Fund	3,841,330	124,436

	Van Kampen	Van Kampen Comstock	3,569,343	328,972

	American Funds	American Funds Growth	3,456,737	170,115

	STI	STI Classic Small Cap Growth	2,904,680	309,667

	William Blair & Company	WM. Blair Funds International Growth Fund	2,672,292	203,681

	Wasatch Advisors Inc.	Wasatch Small Cap Growth Fund	2,560,270	124,285

	Alliance Bernstein	Alliance Bernstein International Value	2,437,620	236,662

	Calamos Investments LLC	Calamos Growth Fund	1,782,932	61,143

	Turner Investment Partners, Inc.	Turner Mid Cap Growth Fund	1,486,393	79,614

	American Funds	American Funds Europacific	1,419,414	51,503

	Goldman Sachs	Goldman Sachs Mid Cap Value	891,363	40,406

*	Wells Fargo	WF Advtg Dow Jones Target Today	449,786	47,246

	MFS	MFS High Yield Opportunities	340,463	78,811

*	Wells Fargo	WF Advtg Dow Jones Target 2010	1,208,159	109,733

*	Wells Fargo	WF Advtg Dow Jones Target 2015	3,034,615	383,643

*	Wells Fargo	WF Advtg Dow Jones Target 2020	4,241,278	390,182

*	Wells Fargo	WF Advtg Dow Jones Target 2025	5,528,784	775,426

*	Wells Fargo	WF Advtg Dow Jones Target 2030	5,863,050	574,246

*	Wells Fargo	WF Advtg Dow Jones Target 2035	4,132,568	650,798

*	Wells Fargo	WF Advtg Dow Jones Target 2040	4,554,412	428,449

*	Wells Fargo	WF Advtg Dow Jones Target 2045	2,435,759	392,232

*	Wells Fargo	WF Advtg Dow Jones Target 2050	346,405	55,692

*	Plan Participants	loans at 7% - 10% interest, with maturity dates through 2022, collateralized by respective participants’ account balances	8,226,290	1,122

			$164,997,513

*                    Denotes party-in-interest

Column (d) is not required as all investments are participant-directed

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 25, 2009	SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

	By:	SkyWest, Inc., Plan Sponsor

/s/ Bradford R. Rich
Bradford R. Rich
Executive VP and Chief Financial Officer
of SkyWest, Inc.

Exhibit Index

Exhibit Number	Description of Exhibit
23.1	Consent of Tanner LC